Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Earnings:
Income before income taxes and cumulative effect of accounting change	$238	$275
Add:
Interest and fixed charges excluding capitalized interest	106	109
Portion of rent under long-term operating leases representative of an interest factor	46	46
Distributed income of investees accounted for under the equity method	1	1
Amortization of capitalized interest	2	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	4	3

Total earnings available for fixed charges	$389	$430

Fixed charges:
Interest and fixed charges	$108	$114
Portion of rent under long-term operating leases representative of an interest factor	46	46

Total fixed charges	$154	$160

Ratio of earnings to fixed charges	2.53x	2.69x

E-2